SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2019

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Material Contained in this Report

Page

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2019 (April 1, 2018 – March 31, 2019) filed with the Tokyo Stock Exchange on Tuesday May 7, 2019.

2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2019 and Interim Dividend Forecast for the Fiscal Year Ending March 31, 2020”

3.	English press release entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation”

4.	English press release entitled, “Announcement Regarding Changes and Organizational Reform”

5.	English press release entitled, “Notice of Difference between Consolidated Financial Results for the Full Year and Actual Results for the Previous Fiscal Year”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 7, 2019	By	/s/ Shoji Taniguchi
Shoji Taniguchi
Managing Executive Officer
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2018 – March 31, 2019

May 7, 2019

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2018 to March 31, 2019

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Year Ended March 31, 2019

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2019	2,434,864	(14.9%)	329,438	(2.0%)	395,730	(9.1%)	323,745	3.4%
March 31, 2018	2,862,771	6.9%	336,195	2.1%	435,501	2.5%	313,135	14.6%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥310,970 million for the fiscal year ended March 31, 2019 (year-on-year change was a 7.9% increase) and ¥288,148 million for the fiscal year ended March 31, 2018 (year-on-year change was a 9.4% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*2	Operating Margin
March 31, 2019	252.92	252.70	11.6%	3.4%	13.5%
March 31, 2018	244.40	244.15	12.1%	3.8%	11.7%

“Equity in Net Income of Affiliates” was a net gain of ¥32,978 million for the fiscal year ended March 31, 2019 and a net gain of ¥50,103 million for the fiscal year ended March 31, 2018.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.
*Note 2:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2019	12,174,917	2,953,201	2,897,074	23.8%	2,263.41
March 31, 2018	11,425,982	2,798,874	2,682,424	23.5%	2,095.64

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”
“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash, Cash Equivalents and Restricted Cash at End of Year
March 31, 2019	587,678	(873,951)	166,647	1,283,580
March 31, 2018	568,791	(439,120)	141,010	1,405,117

*Note 4:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) on April 1, 2018.

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2018	—	27.00	—	39.00	66.00	84,579	27.0%	3.3%
March 31, 2019	—	30.00	—	46.00	76.00	97,415	30.0%	3.5%

March 31, 2020 (Est.)	—	35.00	—	—	—	—	30.0%	—

*Note 5:	The amount of Year-end dividend for the fiscal year ending March 31, 2020 has not yet been determined.
*Note 6:	Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥117 million for the fiscal year ended March 31, 2018 and ¥138 million for the fiscal year ended March 31, 2019).

3. Targets for the Year Ending March 31, 2020 (Unaudited)

In order to facilitate a better understanding of our medium- and long- term growth projections by our shareholders and potential investors, we decided to include our medium-term strategic directions in this document. For details, refer to “2. Management Policies (2) Target Performance Indicators FY2019-2021” on page 10 and “2. Management Policies (3) Medium- Term Strategic Directions FY2019-2021” on page 11.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 7:	For details, please refer to “4. Financial Information (9) Changes in Significant Basis of Preparation of Consolidated Financial Statements” on page 20.

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,629,128 as of March 31, 2019, and 1,324,495,728 as of March 31, 2018.

2. The number of treasury stock shares was 42,843,783 as of March 31, 2019, and 42,843,413 as of March 31, 2018.

3. The average number of outstanding shares was 1,280,020,396 for the fiscal year ended March 31, 2019, and 1,281,238,164 for the fiscal year ended March 31, 2018.

The Company’s shares held through the Board Incentive Plan Trust (1,823,993 shares as of March 31, 2019 and 1,651,443 shares as of March 31, 2018) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2019

			Fiscal Year ended March 31, 2018	Fiscal Year ended March 31, 2019	Change
					Amount	Percent
	Total Revenues	(millions of yen)	2,862,771	2,434,864	(427,907)	(15)%
	Total Expenses	(millions of yen)	2,526,576	2,105,426	(421,150)	(17)%
	Income before Income Taxes	(millions of yen)	435,501	395,730	(39,771)	(9)%
	Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	313,135	323,745	10,610	3%
Earnings Per Share	(Basic)	(yen)	244.40	252.92	8.52	3%
	(Diluted)	(yen)	244.15	252.70	8.55	4%
	ROE*1	(%)	12.1	11.6	(0.5)	—
	ROA*2	(%)	2.76	2.74	(0.02)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2018 to March 31, 2019)

Total revenues for the consolidated fiscal year ended March 31, 2019 (hereinafter, “the fiscal year”) decreased 15% to ¥2,434,864 million compared to the previous fiscal year due to a decrease in sales of goods and real estate despite increases in operating leases revenues in line with an increase in gains on sales of rental properties and services income.

Total expenses decreased 17% to ¥2,105,426 million compared to the previous fiscal year due to a decrease in costs of goods and real estate sold despite an increase in services expense.

In addition, due to decreases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates and liquidation losses, net, income before income taxes for the fiscal year decreased 9% to ¥395,730 million compared to the previous fiscal year. On the other hand, provision for income taxes decreased due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO INCORPORATED (hereinafter, “DAIKYO”) result in the net income attributable to ORIX Corporation shareholders increased 3% to ¥323,745 million compared to the previous fiscal year.

Segment Information

Total segment profits for the fiscal year decreased 6% to ¥401,395 million compared to the previous fiscal year. Segment profits increased in Real Estate, Retail and Overseas Business segments while segment profits in Corporate Financial Services, Maintenance Leasing and Investment and Operation segments decreased.

ORIX made DAIKYO a wholly-owned subsidiary in January 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment figures as of the end of and for the previous fiscal year have been reclassified.

Segment information for the fiscal year is as follows:

Corporate Financial Services Segment: Finance and fee business

	Year ended March 31, 2018	Year ended March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	115,837	95,212	(20,625)	(18)
Segment Profits	49,275	25,482	(23,793)	(48)

	As of March 31, 2018	As of March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	991,818	959,725	(32,093)	(3)

Segment revenues decreased 18% to ¥95,212 million compared to the previous fiscal year due to decreases in finance revenues and in gains on investment securities and dividends.

Segment profits decreased 48% to ¥25,482 million compared to the previous fiscal year.

Segment assets decreased 3% to ¥959,725 million compared to the end of the previous fiscal year due to a decrease in investment in direct financing leases.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing; test and measurement instruments and IT-related equipment rentals and leasing

	Year ended March 31, 2018	Year ended March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	275,933	288,211	12,278	4
Segment Profits	40,162	38,841	(1,321)	(3)

	As of March 31, 2018	As of March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	847,190	873,775	26,585	3

Segment revenues increased 4% to ¥288,211 million compared to the previous fiscal year due to an increase in operating leases revenues.

Segment profits decreased 3% to ¥38,841 million compared to the previous fiscal year.

Segment assets increased 3% to ¥873,775 million compared to the end of the previous fiscal year due to an increase in investment in operating leases.

Real Estate Segment: Real estate development, rental and management; facility operation; real estate investment management

	Year ended March 31, 2018	Year ended March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	489,752	529,064	39,312	8
Segment Profits	74,395	89,247	14,852	20

	As of March 31, 2018	As of March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	801,969	720,221	(81,748)	(10)

Segment revenues increased 8% to ¥529,064 million compared to the previous fiscal year due to increases in operating leases revenues and in services income.

Segment profits increased 20% to ¥89,247 million compared to the previous fiscal year.

Segment assets decreased 10% to ¥720,221 million compared to the end of the previous fiscal year due to decreases in investment in operating leases and in property under facility operations.

Investment and Operation Segment: Environment and energy, private equity and concession

	Year ended March 31, 2018	Year ended March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	1,083,505	615,151	(468,354)	(43)
Segment Profits	84,097	38,170	(45,927)	(55)

	As of March 31, 2018	As of March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	674,617	733,612	58,995	9

Segment revenues decreased 43% to ¥615,151 million compared to the previous fiscal year due to a decrease in sales of goods.

As a result of the foregoing and the recognition of significant gains on sales of shares of a large subsidiary during the previous fiscal year, segment profits decreased 55% to ¥38,170 million compared to the previous fiscal year.

Segment assets increased 9% to ¥733,612 million compared to the end of the previous fiscal year due to increases in property under facility operations and in goodwill and other intangible assets acquired in business combinations.

Retail Segment: Life insurance, banking and card loan

	Year ended March 31, 2018	Year ended March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	428,697	428,904	207	0
Segment Profits	74,527	84,211	9,684	13

	As of March 31, 2018	As of March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	3,174,505	3,571,437	396,932	13

Segment revenues kept roughly the same level at ¥428,904 million compared to the previous fiscal year.

Segment profits increased 13% to ¥84,211 million compared to the previous fiscal year due to a decrease in life insurance costs.

Segment assets increased 13% to ¥3,571,437 million compared to the end of the previous fiscal year due to increases in investment in securities and in installment loans.

Overseas Business Segment: Asset management, aircraft- and ship-related operations, private equity and finance

	Year ended March 31, 2018	Year ended March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	479,619	490,730	11,111	2
Segment Profits	106,622	125,444	18,822	18

	As of March 31, 2018	As of March 31, 2019	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	2,608,819	3,138,928	530,109	20

Segment revenues increased 2% to ¥490,730 million compared to the previous fiscal year due to increases in finance revenues and operating leases.

As a result of the foregoing and increases in equity in net income of affiliates, segment profits increased 18% to ¥125,444 million compared to the previous fiscal year.

Segment assets increased 20% to ¥3,138,928 million compared to the end of the previous fiscal year due to increases in installment loans and in investment in affiliates.

Outlook and Forecast

In addition to continuing growth exhibited in our existing business operations, we believe that there are further growth opportunities in all of our segments, and we will strive to achieve sustainable profit growth by capitalizing on these opportunities going forward. For details of medium-term strategic directions, refer to “2. Management Policies (3) Medium-Term Strategic Directions FY2019-2021” on page 11.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2018	As of March 31, 2019	Change
				Amount	Percent
Total Assets	(millions of yen)	11,425,982	12,174,917	748,935	7%
(Segment Assets)		9,098,918	9,997,698	898,780	10%
Total Liabilities	(millions of yen)	8,619,688	9,211,936	592,248	7%
(Long- and Short-term Debt)		4,133,258	4,495,771	362,513	9%
(Deposits)		1,757,462	1,927,741	170,279	10%
Shareholders’ Equity	(millions of yen)	2,682,424	2,897,074	214,650	8%
Shareholders’ Equity Per Share	(yen)	2,095.64	2,263.41	167.77	8%

Note 1	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 7% to ¥12,174,917 million compared to the end of the previous fiscal year due to increases in installment loans, investment in securities and investment in affiliates. In addition, segment assets increased 10% to ¥9,997,698 million compared to the end of the previous fiscal year.

Total liabilities increased due to increases in long-term debt and deposits.

Shareholders’ equity increased 8% to ¥2,897,074 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

Summary of Cash Flows

Cash, cash equivalents and restricted cash decreased by ¥121,537 million to ¥1,283,580 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥587,678 million during the fiscal year, up from ¥568,791 million during the previous fiscal year. This change resulted primarily from a change from a decrease to an increase in policy liabilities and policy account balances, but partially offset by a decrease in proceeds from decrease in trading securities.

Cash flows used in investing activities were ¥873,951 million during the fiscal year, up from ¥439,120 million during the previous fiscal year. This change resulted primarily from an increase in investment in affiliates, net, an increase in payments for purchases of available-for-sale debt securities and a decrease in proceeds from sales of available-for-sale debt securities, but partially offset by an increase in proceeds from sales of operating lease assets.

Cash flows provided by financing activities were ¥166,647 million during the fiscal year, up from ¥141,010 million during the previous fiscal year. This change resulted primarily from a decrease in repayment of debt with maturities longer than three months, but partially offset by an increase in purchases of shares of subsidiaries from noncontrolling interests due to the acquisition of common shares of DAIKYO through a tender offer and a decrease in proceeds from debt with maturities longer than three months.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2019 and the Fiscal Year Ending March 31, 2020

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of the Company’s retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the dividend payout ratio for the fiscal year ended March 31, 2019 has been decided at 30.0%, up 3% from the fiscal year ended March 31, 2018, and the annual dividend has been decided at 76.00 yen per share (interim dividend paid was 30.00 yen per share and year-end dividend has been decided at 46.00 yen per share) from 66.00 yen per share in the previous fiscal year.

For the next fiscal year ending March 31, 2020, we expect the dividend payout ratio will be maintained at 30% with a focus on the optimal balance of securing of capital for investment in future profit growth and the making of stable and sustainable distribution of dividends to shareholders. The interim dividend for the next fiscal year is forecasted at 35.00 yen per share. The year-end dividend for the next fiscal year is to be determined.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2019, we believe no additional items have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 28, 2018.

2. Management Policies

(1) Management’s Basic Policy

ORIX Group’s corporate philosophy and management policy are described below.

Corporate Philosophy

ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	ORIX strives to meet the diverse needs of its customers and to deepen trust by constantly providing superior services.

•	ORIX aims to strengthen its base of operations and achieve sustained growth by integrating its resources to promote synergies amongst different units.

•	ORIX makes efforts to develop a corporate culture that shares a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	ORIX aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

Action Guidelines

Creativity:	Develop the flexibility and foresight to constantly take actions that are creative and innovative.
Integration:	Enhance ORIX Group’s strength by actively exchanging knowledge, ideas, and experiences.

(2) Target Performance Indicators FY2019-2021

In its pursuit of sustainable growth, ORIX uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. From the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2021, ORIX aims to achieve annual net income attributable to ORIX Corporation shareholders growth of between 4% to 8%, and to maintain ROE above 11% by increasing asset efficiency through quality asset expansion in order to capture business opportunities and increasing capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		March 31, 2017	March 31, 2018	March 31, 2019
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	273,239	313,135	323,745
ROE	(%)	11.3	12.1	11.6
ROA	(%)	2.46	2.76	2.74

(3) Medium-Term Strategic Directions FY2019-2021

ORIX manages its business portfolio by dividing it into six segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business.

Furthermore, taking risk and capital requirements into account, ORIX groups these six segments into three categories: “Finance”, “Operation” and “Investment.” The “Finance” business is ORIX’s customer base and source of information. However, given that the low interest rate environment makes growth difficult in financial businesses, ORIX will continue to focus on “Operation” and “Investment” to grow stable earnings and will proactively enter new markets to nurture its next core businesses.

The “Operation” business for which operational risk is taken by ORIX is positioned as ORIX’s growth driver and source for new and stable earnings. ORIX will engage in M&A and expand new investment with a focus on the environment and energy business, asset management business, concession business and life insurance business as well as other new business areas coming from the change in society and the market.

The “Investment” business provides ORIX with opportunities to develop new businesses. ORIX focuses mainly on private equity businesses in Japan and overseas, aircraft and ship-related operations and will expand the scale of those businesses.

(4) Corporate Challenges to be Addressed

It is vital for ORIX to continue to maintain and develop a business structure that can be flexibly and swiftly adapted to the changing business environment. ORIX will take the following three steps in order to achieve the aforementioned mid-term strategic directions.

1.	Further advancement of risk management

2.	Pursue transactions that are both socially responsible and economically viable

3.	Create a fulfilling workplace

1.

Further advancement of risk management: Recognizing that business expansion and growth has diversified and globalized our risk, strengthen the business foundation which supports our growth by readily and continuously utilizing our risk management structure and our ability to assess risks.

2.

Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a social and environmental standpoint while providing products and services that are valued by clients and improve ORIX’s overall profitability.

3.

Create a fulfilling workplace: Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or position.

3. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with U.S. GAAP. We believe that U.S. GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in U.S. GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

4. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		(millions of yen)
Assets		As of March 31, 2018	As of March 31, 2019
Cash and Cash Equivalents		1,321,241	1,161,032
Restricted Cash		83,876	122,548
Investment in Direct Financing Leases		1,194,888	1,155,632
Installment Loans		2,823,769	3,277,670
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥17,260 million
March 31, 2019	¥38,671 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(54,672)	(58,011)
Investment in Operating Leases		1,344,926	1,335,959
Investment in Securities		1,729,455	1,928,916
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥37,631 million
March 31, 2019	¥27,367 million
Property under Facility Operations		434,786	441,632
Investment in Affiliates		591,363	842,760
Trade Notes, Accounts and Other Receivable		294,773	280,590
Inventories		111,001	115,695
Office Facilities		112,962	108,390
Other Assets		1,437,614	1,462,104
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥15,008 million
March 31, 2019	¥12,449 million

Total Assets		11,425,982	12,174,917

Liabilities and Equity
Short-term Debt		306,754	309,549
Deposits		1,757,462	1,927,741
Trade Notes, Accounts and Other Payable		262,301	293,480
Policy Liabilities and Policy Account Balances		1,511,246	1,521,355
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥444,010 million
March 31, 2019	¥360,198 million
Current and Deferred Income Taxes		366,947	355,843
Long-term Debt		3,826,504	4,186,222
Other Liabilities		588,474	617,746

Total Liabilities		8,619,688	9,211,936

Redeemable Noncontrolling Interests		7,420	9,780

Commitments and Contingent Liabilities

Common Stock		220,961	221,111
Additional Paid-in Capital		267,291	257,625
Retained Earnings		2,315,283	2,555,585
Accumulated Other Comprehensive Income (Loss)		(45,566)	(61,343)
Treasury Stock, at Cost		(75,545)	(75,904)

Total ORIX Corporation Shareholders’ Equity		2,682,424	2,897,074
Noncontrolling Interests		116,450	56,127

Total Equity		2,798,874	2,953,201

Total Liabilities and Equity		11,425,982	12,174,917

Note:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2018	As of March 31, 2019
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	10,465	17,389
Debt valuation adjustments	0	582
Defined benefit pension plans	(20,487)	(27,902)
Foreign currency translation adjustments	(31,806)	(43,558)
Net unrealized losses on derivative instruments	(3,738)	(7,854)

Total	(45,566)	(61,343)

(2) Condensed Consolidated Statements of Income (Unaudited)

		(millions of yen)
	Year ended March 31, 2018	Year ended March 31, 2019
Revenues :
Finance revenues	228,252	242,893
Gains on investment securities and dividends	43,302	15,958
Operating leases	379,665	413,918
Life insurance premiums and related investment income	351,590	347,136
Sales of goods and real estate	1,079,052	596,165
Services income	780,910	818,794

Total Revenues	2,862,771	2,434,864

Expenses :
Interest expense	76,815	93,337
Costs of operating leases	252,327	257,321
Life insurance costs	255,070	246,533
Costs of goods and real estate sold	1,003,509	535,261
Services expense	482,796	508,320
Other (income) and expense, net	429	1,301
Selling, general and administrative expenses	431,594	437,028
Provision for doubtful receivables and probable loan losses	17,265	22,525
Write-downs of long-lived assets	5,525	2,418
Write-downs of securities	1,246	1,382

Total Expenses	2,526,576	2,105,426

Operating Income	336,195	329,438

Equity in Net Income of Affiliates	50,103	32,978
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	49,203	33,314

Income before Income Taxes	435,501	395,730

Provision for Income Taxes	113,912	68,691

Net Income	321,589	327,039

Net Income Attributable to the Noncontrolling Interests	8,002	2,890

Net Income Attributable to the Redeemable Noncontrolling Interests	452	404

Net Income Attributable to ORIX Corporation Shareholders	313,135	323,745

Notes: 1.

Revenues from guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” from the fiscal 2019. This change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to this change, the presented amounts in the consolidated statements of income for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for the fiscal 2019.

2.

Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) has been applied since April 1, 2018. The unrealized change in fair value of investment in equity securities has been included in “Gains on investment securities and dividends” since April 1, 2018 for this application.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)
	Year Ended March 31, 2018	Year Ended March 31, 2019
Net Income :	321,589	327,039

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(22,834)	10,215
Net change of debt valuation adjustments	0	231
Net change of defined benefit pension plans	(2,962)	(7,346)
Net change of foreign currency translation adjustments	(1,955)	(11,537)
Net change of unrealized gains (losses) on derivative instruments	779	(4,118)
Total other comprehensive income (loss)	(26,972)	(12,555)

Comprehensive Income	294,617	314,484

Comprehensive Income Attributable to the Noncontrolling Interests	6,433	2,784

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	36	730

Comprehensive Income Attributable to ORIX Corporation Shareholders	288,148	310,970

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2017	220,524	268,138	2,077,474	(21,270)	(37,168)	2,507,698	139,927	2,647,625

Contribution to subsidiaries						0	13,830	13,830
Transaction with noncontrolling interests		(972)		(1)		(973)	(35,522)	(36,495)
Comprehensive income, net of tax:
Net income			313,135			313,135	8,002	321,137
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(22,746)		(22,746)	(88)	(22,834)
Net change of defined benefit pension plans				(2,984)		(2,984)	22	(2,962)
Net change of foreign currency translation adjustments				(2)		(2)	(1,537)	(1,539)
Net change of unrealized gains (losses) on derivative instruments				745		745	34	779

Total other comprehensive income (loss)						(24,987)	(1,569)	(26,556)

Total comprehensive income						288,148	6,433	294,581

Cash dividends			(72,757)			(72,757)	(8,218)	(80,975)
Exercise of stock options	437	219				656	0	656
Acquisition of treasury stock					(39,110)	(39,110)	0	(39,110)
Disposal of treasury stock		(476)			733	257	0	257
Adjustment of redeemable noncontrolling interests to redemption value			(1,876)			(1,876)	0	(1,876)
Reclassification of change in accounting standards			(692)	692		0	0	0
Other, net		382	(1)			381	0	381

Balance at March 31, 2018	220,961	267,291	2,315,283	(45,566)	(75,545)	2,682,424	116,450	2,798,874

Cumulative effect of adopting Accounting Standards Update 2014-09			405			405	354	759
Cumulative effect of adopting Accounting Standards Update 2016-01			2,899	(2,899)		0	0	0
Cumulative effect of adopting Accounting Standards Update 2016-16			3,772			3,772	0	3,772

Balance at April 1, 2018	220,961	267,291	2,322,359	(48,465)	(75,545)	2,686,601	116,804	2,803,405

Contribution to subsidiaries						0	7,680	7,680
Transaction with noncontrolling interests		(10,033)		(103)		(10,136)	(60,347)	(70,483)
Comprehensive income, net of tax:
Net income			323,745			323,745	2,890	326,635
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				10,174		10,174	41	10,215
Net change of debt valuation adjustments				231		231	0	231
Net change of defined benefit pension plans				(7,289)		(7,289)	(57)	(7,346)
Net change of foreign currency translation adjustments				(11,775)		(11,775)	(88)	(11,863)
Net change of unrealized gains (losses) on derivative instruments				(4,116)		(4,116)	(2)	(4,118)

Total other comprehensive income (loss)						(12,775)	(106)	(12,881)

Total comprehensive income						310,970	2,784	313,754

Cash dividends			(88,438)			(88,438)	(10,794)	(99,232)
Exercise of stock options	150	75				225	0	225
Acquisition of treasury stock					(707)	(707)	0	(707)
Disposal of treasury stock		(233)			348	115	0	115
Adjustment of redeemable noncontrolling interests to redemption value			(2,131)			(2,131)	0	(2,131)
Other, net		525	50			575	0	575

Balance at March 31, 2019	221,111	257,625	2,555,585	(61,343)	(75,904)	2,897,074	56,127	2,953,201

Notes 1	Changes in the redeemable noncontrolling interests are not included in the table.
2

Reclassification of change in accounting standards represents the amounts reclassified for the application of the Accounting Standards Update 2018-02 (“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”-ASC 220 (“Income Statement—Reporting Comprehensive Income”)).

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	(millions of yen)
	Year ended March 31, 2018	Year ended March 31, 2019
Cash Flows from Operating Activities:
Net income	321,589	327,039
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	279,923	295,589
Provision for doubtful receivables and probable loan losses	17,265	22,525
Equity in net income of affiliates (excluding interest on loans)	(46,587)	(29,674)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(49,203)	(33,314)
Gains on sales of securities other than trading	(32,083)	(10,182)
Gains on sales of operating lease assets	(35,291)	(62,883)
Write-downs of long-lived assets	5,525	2,418
Write-downs of securities	1,246	1,382
Decrease in trading securities	144,367	95,370
Decrease in inventories	10,609	6,852
Increase in trade notes, accounts and other receivable	(13,984)	(5,576)
Increase in trade notes, accounts and other payable	17,831	10,990
Increase (Decrease) in policy liabilities and policy account balances	(53,512)	10,109
Other, net	1,096	(42,967)

Net cash provided by operating activities	568,791	587,678

Cash Flows from Investing Activities:
Purchases of lease equipment	(971,163)	(998,073)
Principal payments received under direct financing leases	470,870	469,262
Installment loans made to customers	(1,396,724)	(1,460,336)
Principal collected on installment loans	1,184,298	1,239,385
Proceeds from sales of operating lease assets	285,954	429,295
Investment in affiliates, net	(110,547)	(278,027)
Proceeds from sales of investment in affiliates	74,742	56,423
Purchases of available-for-sale debt securities	(372,236)	(556,213)
Proceeds from sales of available-for-sale debt securities	395,629	221,824
Proceeds from redemption of available-for-sale debt securities	97,565	73,156
Purchases of equity securities other than trading	(67,147)	(66,959)
Proceeds from sales of equity securities other than trading	104,600	83,261
Purchases of property under facility operations	(80,095)	(62,221)
Acquisitions of subsidiaries, net of cash acquired	(66,034)	(119,105)
Sales of subsidiaries, net of cash disposed	43,278	56,584
Other, net	(32,110)	37,793

Net cash used in investing activities	(439,120)	(873,951)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	50,900	(50,881)
Proceeds from debt with maturities longer than three months	1,488,259	1,123,923
Repayment of debt with maturities longer than three months	(1,396,531)	(932,676)
Net increase in deposits due to customers	143,318	169,830
Cash dividends paid to ORIX Corporation shareholders	(72,757)	(88,438)
Acquisition of treasury stock	(39,110)	(707)
Contribution from noncontrolling interests	4,740	22,760
Purchases of shares of subsidiaries from noncontrolling interests	(11,299)	(86,165)
Net increase (decrease) in call money	(18,000)	20,000
Other, net	(8,510)	(10,999)

Net cash provided by financing activities	141,010	166,647

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	1,224	(1,911)

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	271,905	(121,537)

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,133,212	1,405,117

Cash, Cash Equivalents and Restricted Cash at End of Year	1,405,117	1,283,580

Notes: 1.	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2016-18 (“Restricted Cash” —ASC 230 (“Statement of Cash Flows”)) on April 1, 2018.
2.

Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) has been applied since April 1, 2018. The amounts that previously reported have been reclassified for this application.

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

Segment Information by Sector

					(millions of yen)

	Year ended March 31, 2018		Year ended March 31, 2019		March 31, 2018	March 31, 2019
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services	115,837	49,275	95,212	25,482	991,818	959,725
Maintenance Leasing	275,933	40,162	288,211	38,841	847,190	873,775
Real Estate	489,752	74,395	529,064	89,247	801,969	720,221
Investment and Operation	1,083,505	84,097	615,151	38,170	674,617	733,612
Retail	428,697	74,527	428,904	84,211	3,174,505	3,571,437
Overseas Business	479,619	106,622	490,730	125,444	2,608,819	3,138,928

Segment Total	2,873,343	429,078	2,447,272	401,395	9,098,918	9,997,698

Difference between Segment Total and Consolidated Amounts	(10,572)	6,423	(12,408)	(5,665)	2,327,064	2,177,219

Consolidated Amounts	2,862,771	435,501	2,434,864	395,730	11,425,982	12,174,917

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Consolidated VIEs for securitizing financial assets such as lease receivables and loan receivables, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, got included in segment revenues, segment profits and segment assets of each segment in the fiscal year 2019. As a result of this change, segment figures for the previous fiscal year and the end of the previous fiscal year have been reclassified.

Note 3:

ORIX made DAIKYO a wholly-owned subsidiary in January 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment figures as of the end of and for the previous fiscal year have been reclassified.

Note 4:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

(8) Per Share Data (Unaudited)

	Year ended March 31, 2018	Year ended March 31, 2019

	(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders	313,135	323,745

	(thousands of shares)
Weighted-average shares	1,281,238	1,280,020
Effect of Dilutive Securities -
Exercise of stock options	1,314	1,107

Weighted-average shares for diluted EPS computation	1,282,552	1,281,127

		(yen)
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic	244.40	252.92
Diluted	244.15	252.70

		(yen)
Shareholders’ equity per share	2,095.64	2,263.41

Note:	In fiscal 2018, the diluted EPS calculation excludes stock options for 192 thousand shares, as they were antidilutive.
In fiscal 2019, there were no stock options which were antidilutive.

(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements

Significant Accounting Policies

(Application of New Accounting Standards)

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued, and related amendments were issued thereafter. The core principle of these Updates requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company and its subsidiaries adopted these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. The adoption primarily resulted in changes in the timing of revenue recognition for performance fees received from customers regarding asset management business, and certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. The effect of adopting these Updates on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥405 million in retained earnings in the consolidated balance sheets. There are no material effects on the Company and its subsidiaries’ results of operations for fiscal 2019 and financial position as of March 31, 2019 by adopting these Updates, as compared to the guidance that was in effect before the change.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update requires an entity to measure equity investments at fair value, and requires recognizing the changes in fair value through earnings or using alternative method that requires carrying value to be adjusted by subsequent observable transactions. Additionally, this Update revises the presentation of certain fair value changes for financial liabilities measured at fair value. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly a decrease of ¥2,899 million in accumulated other comprehensive income and an increase of ¥2,899 million in retained earnings in the consolidated balance sheets, due to reclassification of unrealized changes in fair value of equity investments from accumulated other comprehensive income to retained earnings, and reclassification of changes in fair value of financial liabilities resulting from a change in the instrument-specific credit risk when the Company and its subsidiaries have elected to measure the liabilities at fair value in accordance with the fair value option, from retained earnings to accumulated other comprehensive income.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. The Company and its subsidiaries adopted this Update on April 1, 2018. The adoption did not have an effect in the consolidated statements of cash flows.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥3,772 million in retained earnings in the consolidated balance sheets.

In November 2016, Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company and its subsidiaries adopted this Update on April 1, 2018, using retrospective transition approach. The effects of adopting this Update for the year ended March 31, 2018 and 2019 are a decrease of ¥9,466 million and an increase of ¥38,672 million, respectively, in cash, cash equivalents and restricted cash in the consolidated statements of cash flows. There are no material effects on the cash flows from operating activities, investing activities and financing activities of the Company and its subsidiaries by adopting this Update.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

There are no material subsequent events.

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2019 and Interim Dividend Forecast for the Fiscal Year Ending March 31, 2020

TOKYO, Japan—May 7, 2019—ORIX Corporation (TSE: 8591; NYSE: IX) announced the details relating to expected dividend for the fiscal year ended March 31, 2019. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 22, 2019, after a statutory audit of the financial reports for the fiscal year ended March 31, 2019. The Interim dividend forecast for the fiscal year ending March 31, 2020 (hereinafter, the “current fiscal year”) is also included in this announcement as below.

Dividend Detail for the Fiscal Year Ended March 31, 2019

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2018
Record Date	March 31, 2019	March 31, 2019	March 31, 2018
Dividend Per Share (Annual)	46.00 yen (76.00 yen)	46.00 yen (76.00 yen)	39.00 yen (66.00 yen)
Total Dividend Amount (Annual)	58,962 million yen (97,415 million yen)	—	49,984 million yen (84,579 million yen)
Effective Date	June 3, 2019	—	June 5, 2018
Source of Dividend	Retained earnings	—	Retained earnings

Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at the level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the dividend payout ratio for the fiscal year ended March 31, 2019 has been decided to raise from 27% to 30%, and the annual dividend has been decided at 76.00 yen per share (interim dividend paid was 30.00 yen per share and year-end dividend has been decided at 46.00 yen per share) from 66.00 yen per share in the previous fiscal year.

Interim Dividend Forecast for the Fiscal Year Ending March 31, 2020

The dividend payout ratio for the current fiscal year is targeted at 30% with a focus on the optimal balance of securing of capital for investment in future profit growth and the making of stable and sustainable distribution of dividends to shareholders. The interim dividend for the current fiscal year is forecasted at 35.00 yen per share.

Dividend Per Share
	Interim	Fiscal Year End	Annual
Dividend Forecast	35.00 yen	—	—

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”

Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan—May 7, 2019—ORIX Corporation (TSE: 8591; NYSE: IX) today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 56th Annual General Meeting of Shareholders of the Company on June 21, 2019.

The Company announced today that it has decided the composition of the Audit, Nominating and Compensation Committees in a Board of Directors meeting held today. The nominations are scheduled to be finalized at the Board of Directors meeting after the 56th Annual General Meeting of Shareholders of the Company on June 21, 2019. Candidates for the 12 director positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Eiko Tsujiyama (Outside Director)
Yuichi Nishigori	Nobuaki Usui (Outside Director)
Stan Koyanagi	Ryuji Yasuda (Outside Director)
Shuji Irie	Heizo Takenaka (Outside Director)
Shoji Taniguchi (newly nominated)	Michael Cusumano (Outside Director, newly nominated)
Satoru Matsuzaki (newly nominated)	Sakie Akiyama (Outside Director, newly nominated)

Details on Candidates for New Director

Shoji Taniguchi (Born January 11, 1964)

Apr.1987	Joined Orient Leasing Co., Ltd. (currently ORIX Corporation)
Apr.1993	Joined Morgan Stanley & Co. LLC
Jul.2005	Co-head of Sales, Morgan Stanley Japan Ltd.
Feb.2010	President, RBS Securities Japan Ltd.
Nov.2015	Head of APAC, The Royal Bank of Scotland plc. (currently NatWest Markets Plc)
Oct.2018	Rejoined ORIX Corporation
Senior Advisor
Assistant to CEO (present position)
Jan.2019	Managing Executive Officer (present position)
Responsible for Treasury and Accounting Headquarters (present position)

Basis for candidacy for appointment as a Director

Mr. Shoji Taniguchi is a candidate for new Director. He has wide-ranging experience and knowledge incorporate management through his past experiences, including President of RBS Securities Japan Ltd., and Head of APAC, The Royal Bank of Scotland plc. (currently NatWest Markets Plc). Moreover, at the Company, he has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of assistant to CEO and treasury and accounting. The Nominating Committee has appointed him as a new candidate for Director because it has determined that he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., gained from inside and outside the company.

Satoru Matsuzaki (Born April 12, 1966)

Apr.1989	Joined Crown Leasing Corporation
Aug.1997	Joined ORIX Corporation
May 2012	Special Advisor to Responsible for Corporate Communications Department
Jan.2013	Executive Officer
Jun.2015	Responsible for New Business Development Department I
Responsible for New Business Development Department II
Head of Tokyo Sales Headquarters
Jan.2017	Head of Eastern Japan Sales Headquarters
Jan.2018	Managing Executive Officer (present position)
Head of Domestic Sales Administrative Headquarters
Jan.2019	Head of Corporate Business Headquarters (present position)

Basis for candidacy for appointment as a Director

Mr. Satoru Matsuzaki is a candidate for new Director. He has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of corporate financial services. The Nominating Committee has appointed him as a new candidate for Director because it has determined that he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management given that he possesses extensive understanding of the Company’s operations.

Details on Candidates for New Outside Director

Michael Cusumano (Born September 5, 1954)

Jul.1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology
Jul.1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)
Jul.2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology
Apr.2016	Special Vice President and Dean, Tokyo University of Science
Apr.2019	Outside Director, Ferratum Plc

Basis for candidacy for appointment as an Outside Director

Mr. Michael Cusumano is a candidate for new Outside Director. He currently serves as Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology, and as a global authority has a deep understanding of business strategy and technology management.

The Nominating Committee has appointed him as a new candidate for Outside Director because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Sakie Akiyama (Born December 1, 1962)

Apr.1987	Joined Arthur Andersen & Co.
Apr.1994	Founded Saki Corporation
Representative Director and Chief Executive Officer, Saki Corporation
Oct.2018	Founder, Saki Corporation (present position)
Jun.2019	Outside Director, Sony Corporation (scheduled to assume office on June 18, 2019)

Basis for candidacy for appointment as an Outside Director

Ms. Sakie Akiyama is a candidate for new Outside Director. She founded Saki Corporation and served as a Representative Director and Chief Executive Officer of Saki Corporation. She has wide-ranging experience and knowledge of corporate management.

The Nominating Committee has appointed her as a new candidate for Outside Director because it has determined she can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Details on Candidates for Outside Director

Eiko Tsujiyama (Born December 11, 1947)

Apr.1974	Certified Public Accountant
Aug.1980	Assistant Professor, College of Humanities at Ibaraki University
Apr.1985	Assistant Professor, School of Economics at Musashi University
Apr.1991	Professor, School of Economics at Musashi University
Apr.1996	Dean, School of Economics at Musashi University
Apr.2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University
Sep.2004	Professor, Faculty of Commerce at Waseda University
Jun.2010	Outside Director, ORIX Corporation (present position)
Sep.2010	Dean, Graduate School of Commerce at Waseda University
May 2011	Outside Corporate Auditor, Lawson, Inc. (present position)
Jun.2011	Outside Audit & Supervisory Board Member, NTT DOCOMO, INC. (present position)
Jun.2012	External Audit & Supervisory Board Member, Shiseido Company, Limited (present position)
Apr.2018	Emeritus Professor, Waseda University (present position)

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a candidate for Outside Director. She served on government and institutional finance and accounting councils both in Japan and overseas and served as a dean of Graduate School of Commerce at Waseda University. She has extensive knowledge as a professional accountant.

As Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Outside Director because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Nobuaki Usui (Born January 1, 1941)

Apr.1965	Entered Ministry of Finance
May 1995	Director-General of the Tax Bureau, Ministry of Finance
Jan.1998	Commissioner, National Tax Agency
Jul.1999	Administrative Vice Minister, Ministry of Finance
Jan.2003	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
Dec.2008	Chairman, The Japan Research Institute, Limited
Jun.2011	Audit & Supervisory Board Member, KONAMI CORPORATION (currently KONAMI HOLDINGS CORPORATION) (present position)
Jun.2012	Outside Director, ORIX Corporation (present position)
Jun.2016	Outside Auditor, Miroku Jyoho Service Co., Ltd. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Nobuaki Usui is a candidate for Outside Director. He served successively as the Administrative Vice Minister of Ministry of Finance and the Governor and CEO of National Life Finance Corporation. He has a wealth of knowledge and experience as a finance and tax expert.

As Chairperson of the Nominating Committee, he has actively expressed his opinions and made proposals, leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Ryuji Yasuda (Born April 28, 1946)

Jun.1991	Director, McKinsey & Company
Jun.1996	Chairman, A. T. Kearney, Asia
Jun.2003	Chairman J-Will Partners, Co., Ltd.
Apr.2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Jun.2009	Outside Director, Yakult Honsha Co., Ltd. (present position)
Jun.2013	Outside Director, ORIX Corporation (present position)
Jun.2015	Outside Director, Benesse Holdings, Inc. (present position)
Mar.2017	Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
Apr.2018	Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy (present position)
Outside Director, Kansai Mirai Financial Group, Inc. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Ryuji Yasuda is a candidate for Outside Director. He served successively as Director of McKinsey & Company and Chairman of A.T. Kearney, Asia, and currently serves as an adjunct professor at Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy. He has a specialized knowledge on corporate strategy acquired through a wide range of past experience.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee, Audit Committee and Compensation Committee, pointing to important matters regarding company management, using his expertise in corporate strategy.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Heizo Takenaka (Born March 3, 1951)

Apr.1990	Assistant Professor, Faculty of Policy Management at Keio University
Apr.1996	Professor, Faculty of Policy Management at Keio University
Apr.2001	Minister of State for Economic and Fiscal Policy
Sep.2002	Minister of State for Financial Services and for Economic and Fiscal Policy
Jul.2004	Elected to House of Councillors
Sep.2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
Oct.2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
Dec.2006	Director, Academyhills (present position)
Aug.2009	Chairman and Director, PASONA Group Inc. (present position)
Apr.2010	Professor, Faculty of Policy Management at Keio University
Jun.2015	Outside Director, ORIX Corporation (present position)
Apr.2016

Professor, Faculty of Regional Development Studies at Toyo University (currently Faculty of Global and Regional Studies at Toyo University) (present position)

Director, Center for Global Innovation Studies at Toyo University (present position)

Jun.2016	Outside Director, SBI Holdings, Inc. (present position)

Basis for candidacy for appointment as an Outside Director

Mr. Heizo Takenaka is a candidate for Outside Director. He served successively as Minister of State for Economic and Fiscal Policy, Minister of State for Financial Services, Minister of State for Communications and Privatization of Postal Services and Minister for Internal Affairs, and currently serves as Professor at Faculty of Global and Regional Studies at Toyo University. He has a deep understanding of the environment and events of business management and economics and financial policies both in Japan and overseas.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Nominating Committee and Audit Committee, pointing to important matters regarding company management, using his expertise in economics and financial policies.

The Nominating Committee has appointed him as a candidate for Outside Director because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

4 Members (Outside Directors: 3)

Chairperson: Nobuaki Usui

Members: Ryuji Yasuda, Sakie Akiyama and Makoto Inoue

Audit Committee

3 Members (Outside Directors: 3)

Chairperson: Eiko Tsujiyama

Members: Nobuaki Usui and Heizo Takenaka

Compensation Committee

3 Members (Outside Directors: 3)

Chairperson: Ryuji Yasuda

Members: Eiko Tsujiyama and Michael Cusumano

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward Looking Statements:

These documents May contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan—May 7, 2019—ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

∎	Management Changes (Effective as of June 21, 2019)

New Position	Present Position	Name
Director, Managing Executive Officer Global General Counsel	Director, Managing Executive Officer Responsible for Enterprise Risk Management Headquarters Global General Counsel	Stan Koyanagi

Director, Managing Executive Officer Responsible for Treasury and Accounting Headquarters Assistant to CEO	Managing Executive Officer Responsible for Treasury and Accounting Headquarters Assistant to CEO	Shoji Taniguchi

Director, Managing Executive Officer Head of Corporate Business Headquarters	Managing Executive Officer Head of Corporate Business Headquarters	Satoru Matsuzaki

Outside Director	(newly nominated)	Michael Cusumano

Outside Director	(newly nominated)	Sakie Akiyama

Senior Managing Executive Officer Head of Global Business Headquarters Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Director, Senior Managing Executive Officer Head of Global Business Headquarters Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Kiyoshi Fushitani

Executive Officer Head of Treasury and Accounting Headquarters	Director, Executive Officer Head of Treasury and Accounting Headquarters	Hitomaro Yano

Executive Officer Responsible for Global General Counsel Office	Executive Officer Assistant to Responsible for Enterprise Risk Management Headquarters	Yoshiko Fujii

Retire	Outside Director	Robert Feldman

Retire	Outside Director	Takeshi Niinami

∎	Organizational Reform (Effective as of June 21, 2019)

Global General Counsel Office will be newly established.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”

Notice of Difference between Consolidated Financial Results for the Full Year and Actual Results for the Previous Fiscal Year

Tokyo, Japan—May 7, 2019—ORIX Corporation announced today that the difference between the consolidated financial results for the fiscal year ended March 2019 (from April 1, 2018 to March 31, 2019) and the actual results for the previous fiscal year, as follows:

∎	Difference between the consolidated results for the fiscal year ended March 2019 (the full year) and the actual results for the previous fiscal year

	Total Revenues (millions of yen)	Operating Income (millions of yen)	Income before Income Taxes (millions of yen)	Net Income Attributable to ORIX Corporation Shareholders (millions of yen)	Basic Earnings Per Share (yen)
Results for the previous fiscal year (ended March 2018) (A)	2,862,771	336,195	435,501	313,135	244.40
Results for the this fiscal year (ended March 2019) (B)	2,434,864	329,438	395,730	323,745	252.92
Increase(B-A)	(427,907)	(6,757)	(39,771)	10,610
Percent Increase (%)	(14.9)	(2.0)	(9.1)	3.4

∎	Reasons for the differences

The purchase volume of precious metals significantly decreased compared to the previous fiscal year in the investee which runs a trading business for precious metals such as gold. As a result, the sales volume in that investee also significantly decreased compared to the previous fiscal year. And such decrease was a main factor of the decrease in total revenues. Because the costs of goods sold also significantly decreased along with the decrease in purchase volume, that impact on net income attributable to ORIX Corporation shareholders was not material.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward-Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”